UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

April 11, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Agreement for the distribution of definitive dividend	2

EXHIBIT 1

Santiago, April 8th, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Ref: Informs agreement for the distribution of definitive dividend
________________________________________________________________________________

Dear Sir:

By virtue of the stated in Communication N. 660 issued by said Superintendence of Insurance and Securities, we inform you that though XXIV General Shareholders Ordinary Meeting held on April 7th, 2005, it was agreed to distribute an additional definitive dividend of $1.05656 per share, charged to the fiscal year ended on December 31st, 2004.

Said dividend shall be paid in cash since April 29th, 2005 at DCV Registros S.A. offices, in their capacity as administrators of the Shareholders Registry of the Company, located at Huerfanos N. 770, 22nd Floor, Santiago, form 9:00 am to 2:00 pm and from 3:30 pm to 5:00 pm.

Payments shall be made in cash only for low amounts, and as general rule they shall be made by check or promissory note on the name of the title-holder. Payments in cash and delivery of the mentioned documents shall be made on the same date determined for its distribution, at Huerfanos N. 770, 22nd Floor, Santiago, previous identification of the shareholder by his/her ID.

To shareholders who have previously requested in writing, dividends shall be deposited on their checking or savings accounts; a nominative promissory note shall be given to them at a Bank's branch which shall be determined for said purpose and which shall be informed in the same ad through which the distribution is informed; or, a nominative promissory note for the dividends amount shall be sent by regular mail to their domicile; all which on the same date determined for the distribution.

Shareholders who would like to collect through their legal representatives, shall render a notarized power of attorney.

Shareholders registered with the Shareholders Registry up to 5 business days before the date of payment (April 23rd, 2005), shall have the right to this dividend.

Lastly, please find herein attached Form N. 1 of Communication N. 660 related to dividends distribution.

Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	April 11, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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